Office of Fair Trading 31 January 2003 FAIR TRADING ACT 1973 - PRIOR NOTICE OF MERGERS The Director General of Fair Trading gives notice under Section 75B(1) of the Fair Trading Act 1973 (the Act) that a Merger Notice has been given under Section 75A of the Act in respect of proposed arrangements for:
Proposed acquisition by Cambridge Antibody Technology Plc of Oxford GlycoSciences Plc. The period for considering this Notice will expire on 27 February 2003 unless extended by the Director General under Section 75B(3) of the Act. Affected Sector: Pharmaceuticals/Biotechnology. Representations about the proposed merger may be made by 13 February 2003 to: Mr Mike Potts Office of Fair Trading Mergers Branch Fleetbank House 2-6 Salisbury Square London EC4Y 8JX FAX. (020) 7211 8916